UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 21, 2008**

Timberline Resources Corporation
(Exact Name of Registrant as Specified in Charter)

Idaho
(State or Other Jurisdiction of Incorporation)

000-51549	**82-0291227**
(Commission File Number)	(IRS Employer Identification No.)

101 East Lakeside Avenue
Coeur D'Alene, Idaho 83814
(Address of Principal Executive Offices and Zip Code)

Registrant's telephone number, including area code: **(208) 664-4859**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On February 21, 2008, the Registrant issued a press release announcing the consolidated financial results for its first quarter of 2008, which ended December 31, 2007.   The press release is attached hereto as Exhibit 99.1.

Item 7.01. Regulation FD

The Registrant issued a press release on February 21, 2008 announcing the consolidated financial results for its first quarter of 2008, which ended December 31, 2007. The press release is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

      (99.1)   Press Release dated February 21, 2008

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

        Timberline Resources Corporation
        (Registrant)

Dated: February 26, 2008   By: /s/ Randal Hardy
          Randal Hardy
          Chief Executive Officer

Timberline Announces First Quarter Financial Results

February 21, 2008 – Coeur d'Alene – Timberline Resources Corporation (OTCBB:TBLC) today announced consolidated financial results for its first fiscal quarter of 2008 which ended on December 31, 2007. Timberline's contract drilling subsidiary, Kettle Drilling Inc. ("Kettle") and its wholly-owned Mexican subsidiary, World Wide Exploration, S.A. de C.V. ("World Wide"), reported combined gross revenues of $6.44-million, compared to $3.21-million in revenues from the same period a year ago. Overall, Timberline reported a net loss of $1.99-million compared to a loss of $1.14-million in the same period past year.

Timberline CEO Randy Hardy stated, "Our first quarter revenues were nearly double those from the same period last year, reflecting the aggressive growth of our drilling business in 2007. As announced previously, our primary focus in 2008 is to reduce costs and increase profitability while maintaining sustainable organic growth. As the December quarter inevitably includes a slow period near the holidays, we expect to show increased revenues and improved operational performance going forward."

Kettle and World Wide reported a combined gross operating profit of $1.48-million for the quarter, roughly triple the profit from the same period a year ago, and a combined overall net loss of $0.31-million, about half the loss from the same period last year. World Wide reported $1.49-million in revenue for the quarter, nearly triple the $0.57-million reported in the same period a year ago, realizing a modest profit as it did in the same period last year. Kettle and World Wide serve prominent mining companies including Barrick Gold, Dewmont Mining, Industrias Penoles, Teck Cominco, and Kinross Gold.

Timberline's corporate office and exploration division reported a net loss of $1.68-million for the quarter, compared to $0.53-million in the same period a year ago. The loss includes $0.71-million in non-cash charges and $0.58-million in exploration expenses. The sharp increase in exploration expenses from a year ago reflects the Company's planned acceleration of its exploration activities. First quarter exploration expenses included permitting, equipment, supplies, road construction, and other preparation for drill programs at Butte Highlands, Conglomerate Mesa, and Downeyville. Initial drilling has recently concluded at Downeyville and an initial program at Conglomerate Mesa is expected to commence next month. Initial drilling at Butte Highlands was cut short by the onset of winter weather last fall and will resume as soon as possible.

Corporate accomplishments during the quarter included the completion of the final tranches of a prior stock offering, the addition of Ron Guill and Jim Moore to the Board of Directors and the signing of a non-binding Letter of Intent to acquire Small Mine Development, LLC ("SMD"), one of the largest underground mine contractors in the United States. Upon receipt of shareholder approval and closing, the acquisition is expected to immediately and sharply increase revenue and profitability at Timberline.

Timberline's Quarterly Report was filed with the SEC on Form 10QSB on February 19, 2008. It can be viewed in its entirety on the SEC website which can be accessed from the "Investors" page of the Timberline website at www.timberline-resources.com.

Timberline Resources Corporation is a unique, growth-oriented company that combines positive cash flow from its mine services division with "blue sky" upside from its mineral exploration division. Timberline common stock is quoted on the OTC Bulletin Board under the symbol "TBLC."

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Timberline Resources Corporation, or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's Annual Report on Form 10-KSB for the year ended September 30, 2007. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements.

CONTACT: Timberline Resources Corporation
     Ian Cassel, Investor Relations
     (208) 661-2518